United States
Securities and Exchange Commission

Washington, D.C.  20549

FORM 11-K

 (Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended              December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-5375

Pulse Electronics Corporation 401(k) Plan
 (Full title of the Plan and address of the Plan, if different from that of the issuer named below)

Pulse Electronics Corporation
12220 World Trade Drive
San Diego, CA 92128

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Pulse Electronics Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

Pulse Electronics Corporation 401(k) Plan

Note:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act   of 1974 have been omitted because there is no information to report.

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Report of Independent Registered Public Accounting Firm

The Compensation Committee of the Board of Directors of Pulse Electronics Corporation 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Pulse Electronics Corporation 401(k) Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, CA
June 28, 2012

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Pulse Electronics Corporation 401(k) Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Receivables:
Employer contributions	$66,893	$21,282
Employee contributions	37,193	41,620
Notes receivable from participants	384,724	436,125
Other receivables	-	17,792
Total receivables	488,810	516,819

Investments, at fair value:
Fidelity funds:
Emerging Markets Fund	1,012,124	1,723,846
Retirement Money Market Portfolio	4,856,273	4,458,234
Export and Multinational Fund	-	1,663,522
Freedom 2000 Fund	131,316	182,311
Freedom 2005 Fund	1,784	9,832
Freedom 2010 Fund	1,293,729	1,449,353
Freedom 2015 Fund	445,355	505,634
Freedom 2020 Fund	1,150,910	1,092,165
Freedom 2025 Fund	552,787	748,225
Freedom 2030 Fund	1,230,974	1,257,669
Freedom 2035 Fund	212,484	195,266
Freedom 2040 Fund	863,613	516,609
Freedom 2045 Fund	76,118	48,516
Freedom 2050 Fund	8,524	14,249
Freedom Income Fund	77,798	129,528
Growth Company Fund	6,032,546	6,013,193
Overseas Fund	-	971,695
Low-Priced Stock Fund	2,941,220	3,884,327
Spartan Total Market Index Fund	-	1,985,875
Spartan International Index Fund	84,358	-
Large Cap Value Fund	-	729,569
Blue Chip Growth Fund	-	1,094,533
Diversified International Fund	1,330,589	644,021
Spartan 500 Index Fund	2,871,762	787,842
Vanguard Small Cap Index Fund	1,297,836	1,359,275
Vanguard Total Bond Market	2,650,353	2,594,254
American Funds Fundamental Investors Fund
Class R5	4,819,883	3,602,283
T. Rowe Price Equity Income Fund	772,515	32,205
Pulse Electronics Corporation Common Stock	582,762	1,353,072
Total investments	35,297,613	39,047,103
Net assets available for plan benefits	$35,786,423	$39,563,922

See accompanying notes to financial statements.

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Pulse Electronics Corporation 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2011 and 2010

Additions to net assets attributed to:	2011	2010
Contributions:
Employer	$1,093,705	$266,550
Employee	1,359,366	1,068,250
Rollover	186,565	97,598
Transfers in	-	9,377,897
Total contributions	2,639,636	10,810,295

Investment (loss) income:
Interest and dividends	956,227	365,161
Net (depreciation) appreciation in fair market value of investments	(1,968,162)	3,267,740
Total investment (loss) income	(1,011,935)	3,632,901

Interest on notes receivable from participants	19,551	21,721

Total additions	1,647,252	14,464,917

Deductions from net assets attributed to:
Benefits paid to participants	5,407,436	2,090,805
Administrative expenses	17,315	8,786

Total deductions	5,424,751	2,099,591

Net (decrease) increase in net assets available for plan benefits	(3,777,499)	12,365,326

Net assets available for plan benefits:
Beginning of year	39,563,922	27,198,596

End of year	$35,786,423	$39,563,922

See accompanying notes to financial statements.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of Plan

The following description of the Pulse Electronics Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General

The Plan is a defined contribution plan covering certain domestic full-time and part-time employees of Pulse Electronics Corporation (the “Company”), except for those employees covered by certain collective bargaining agreements, residents of Puerto Rico, nonresident aliens with no income from a U.S. source, and leased employees.  Employees are eligible to participate in the Plan on the first day of the month following the date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 2010, the Technitrol Inc. 401(k) Retirement Savings Plan (the “Technitrol Plan”) was frozen and merged into the Plan and participants in the Technitrol Plan became eligible to participate in the Plan.  Transfers from the Technitrol Plan into the Plan are classified as transfers in the statements of changes in net assets for the year ended December 31, 2010.

(b)	Contributions

Participants may contribute up to 60 percent (60%) of their annual wages excluding stock option income, restricted stock income and related payments, employee stock purchase plan income, sick pay, severance, reimbursements or other expense allowances, fringe benefits, moving expenses, and deferred compensation and welfare benefits and including salary reduction contributions made to the Company sponsored cafeteria plan.  The IRS imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year.  For 2011 and 2010, a participant’s tax-deferred contribution was limited to $16,500.  Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 catch up contribution, resulting in a total annual pre-tax contribution of $22,000 for 2011 and 2010.  The Company, at its sole discretion, may contribute a matching amount up to 100 percent (100%) of an employee's contribution up to a maximum of 6 percent (6%) of the participant's qualified annual wages.  The participants must direct how their contributions are to be invested.

In addition, participants in the former Technitrol Plan are entitled to receive special transition benefits in the form of additional employer contributions.  The additional employer contributions are calculated as a percentage of an employee’s compensation, ranging from 1% to 6% depending on an employee’s age and years of service.  The additional contributions are contributed on a quarterly basis for five years or through the calendar quarter prior to any separation of employment from the Company (if earlier) following the transfer.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

(c)	Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Company contribution, (b) the appreciation or depreciation in the fair market value of investments, (c) the income or losses on investments, and (d) administrative expenses for the third party record keeper.  Allocations are based on participant earnings or account balances as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company matching and additional special transition contributions made to the Plan are immediately fully vested.

(e)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent (50%) of a participant’s account balance, reduced by the participant’s highest outstanding loan balance during the prior twelve-month period.  Loan terms range from one through five years or up to ten years for the purchase of a primary residence.  Interest rates are determined by the Plan Administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances.  Principal and interest is paid at least quarterly by payroll deductions.  A participant may have only one loan outstanding at a time.

(f)	Distributions Due to Death

The full amount of a participant’s account balance will be payable to their beneficiary upon death.  If the participant is married, the spouse will automatically be named the beneficiary unless the surviving spouse consents to naming a non-spouse beneficiary.  If the participant has no surviving spouse and did not name another beneficiary, the account balance will be paid to the participant's estate.

(g)	Distributions Due to Disability

If disabled, participants are eligible to receive the full amount of their account balance, only if they are employed by the Company on the date they become disabled.  Participants are considered eligible for distributions should they meet all requirements under the Company’s Long-Term Disability Plan.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

(h)	Distributions Due to Retirement

Participants may receive the full amount of their account balance upon retirement.  Normal retirement under the Plan occurs when age 65 is attained.  Should participants continue to work beyond 65, they may continue participating in the Plan.  However, participants must begin to receive a minimum required distribution no later than April 1, following the year in which they attain age 70 ½, even if the participant is still working.

(i)	Distributions Due to Termination

Upon termination of service for any reason other than retirement, disability, or death, participants may request a lump sum distribution of their vested account balance. Should a participant’s account balance exceed $1,000, the participant may elect a lump sum distribution, rollover the balance to another qualified plan or Individual Retirement Account, or have the account balance remain in the Plan, or a combination of these choices.

(j)	Plan Administration

Separated employees pay an annual record keeping fee if they choose to maintain their account with the Plan.  Loan processing fees are paid by the participants. All other administrative costs of the Plan are paid by the Company.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis and present net assets available for plan benefits and changes in those net assets.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Investment Valuation

The Plan’s investments are stated at fair value.  Shares of mutual funds and the Company stock are valued at their quoted market prices.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is accrued when earned.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

(e)	Recently Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.”  ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards.  ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements.  This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited.  The new guidance will require prospective application.  The adoption of this pronouncement is not expected to have a material impact on the Plan’s financial statements.

(3)	Investments

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 820, Fair Value Measurement And Disclosures, (ASC 820), financial assets and liabilities measured at fair value on a recurring basis have been categorized into a three-level fair value hierarchy based on inputs used for valuation, which are categorized as follows:

Level 1 –  Financial assets and liabilities whose values are based on quoted prices for identical assets or liabilities in an active public market.

Level 2 –  Financial assets and liabilities whose values are based on quoted prices in markets that are not active or a valuation using model inputs that are observable for substantially the full term of the asset or liability.

Level 3 –  Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  These inputs reflect management’s assumptions and judgments when pricing the asset or liability.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Diversified emerging markets funds	$1,012,124	$-	$-
Foreign large blend funds	1,414,947
Intermediate term bond funds	2,650,353
Large blend funds	7,691,645
Large growth funds	6,032,546
Large value funds	772,515
Mid-cap blend funds	2,941,220
Money market funds	4,856,273
Retirement income funds	77,798
Small blend funds	1,297,836
Target date funds	5,967,594
Total Mutual Funds	34,714,851	-	$-
Pulse Electronics Corporation Common Stock	582,762	-	-
	$35,297,613	$-	$-

The following table presents the fair value hierarchy for those financial assets measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Diversified emerging markets funds	$1,723,846	$-	$-
Foreign large blend funds	1,615,716
Intermediate term bond funds	2,594,254
Large blend funds	6,376,000
Large growth funds	8,771,248
Large value funds	761,774
Mid-cap blend funds	3,884,327
Money market funds	4,458,234
Retirement income funds	129,528
Small blend funds	1,359,275
Target date funds	6,019,829
Total Mutual Funds	37,694,031	$-	$-
Pulse Electronics Corporation Common Stock	1,353,072	-	-
	$39,047,103	$-	$-

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

At December 31, 2011 and 2010, the following investments comprised 5% or more of the Plan’s net assets available for plan benefits.

	Current Value
	2011	2010
Fidelity Retirement Money Market Portfolio	$4,856,273	$4,458,234
Fidelity Growth Company Fund	6,032,546	6,013,193
Fidelity Low-Priced Stock Fund	2,941,220	3,884,327
Fidelity Spartan Total Market Index Fund*	-	1,985,875
Fidelity Spartan 500 Index Fund**	2,871,762	787,842
Vanguard Total Bond Market	2,650,353	2,594,254
American Funds Fundamental Investors Fund Class R5	4,819,883	3,602,283

*	Investment comprised 5% or more of Plan’s net assets as of December 31, 2010 only.

**	Investment comprised 5% or more of Plan’s net assets as of December 31, 2011 only.

During 2011, the Plan's investments depreciated by $1,968,162 and during 2010 they appreciated by $3,267,740, as follows:

	2011	2010
Mutual funds	$(1,438,163)	$3,065,185
Pulse Electronics Corporation Common Stock	(529,999)	202,555
	$(1,968,162)	$3,267,740

The fair value of Pulse Electronics Corporation Common Stock in the Plan at December 31, 2011 and 2010 was $582,762 and $1,353,072, representing 207,585 shares at December 31, 2011 and 254,182 shares at December 31, 2010.

(4)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments.  Fidelity Management Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Participants may elect to invest in Pulse Electronics Corporation common stock which also qualifies as a party-in-interest transaction and may not invest more than 15% of a current contribution in Pulse Electronics Corporation common stock.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

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Pulse Electronics Corporation 401(k) Plan

Notes to Financial Statements, continued

(6)	Tax Status

The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(7)	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

(8)	Differences between Financial Statements and Form 5500

The following reconciles the IRS Form 5500 to the financial statements at December 31, 2011 for the net assets available for plan benefits and contributions:

Net assets available for plan benefits per IRS Form 5500	$35,682,337
Contribution receivable, including interest due on notes receivable from participants	104,086
Net assets available for plan benefits per financial statements	$35,786,423
Contributions per IRS Form 5500	$2,598,452
Change in total contribution receivable	41,184
Total contributions per financial statements	$2,639,636

(9)	Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2011, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

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Pulse Electronics Corporation 401(k) Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2011

Investment	Description	Current Value

Fidelity Emerging Markets Fund*	Mutual Fund	$1,012,124
Fidelity Retirement Money Market Portfolio*	Mutual Fund	4,856,273
Fidelity Freedom 2000 Fund*	Mutual Fund	131,316
Fidelity Freedom 2005 Fund*	Mutual Fund	1,784
Fidelity Freedom 2010 Fund*	Mutual Fund	1,293,729
Fidelity Freedom 2015 Fund*	Mutual Fund	445,355
Fidelity Freedom 2020 Fund*	Mutual Fund	1,150,910
Fidelity Freedom 2025 Fund*	Mutual Fund	552,787
Fidelity Freedom 2030 Fund*	Mutual Fund	1,230,974
Fidelity Freedom 2035 Fund*	Mutual Fund	212,484
Fidelity Freedom 2040 Fund*	Mutual Fund	863,613
Fidelity Freedom 2045 Fund*	Mutual Fund	76,118
Fidelity Freedom 2050 Fund*	Mutual Fund	8,524
Fidelity Freedom Income Fund*	Mutual Fund	77,798
Fidelity Growth Company Fund*	Mutual Fund	6,032,546
Fidelity Low-Priced Stock Fund*	Mutual Fund	2,941,220
Fidelity Spartan International Index Fund*	Mutual Fund	84,358
Fidelity Spartan 500 Index Fund*	Mutual Fund	2,871,762
Fidelity Diversified International Fund*	Mutual Fund	1,330,589
Vanguard Small Cap Index Fund	Mutual Fund	1,297,836
Vanguard Total Bond Market	Mutual Fund	2,650,353
American Funds Fundamental Investors Fund
Class R5	Mutual Fund	4,819,883
T. Rowe Price Equity Income Fund	Mutual Fund	772,515
Pulse Electronics Corporation Common Stock*	Common Stock 207,585 Shares	582,762
Total investments		$35,297,613
Notes receivable from participants	Interest rates from 5% to 5.75%, various maturities	$384,724

*Fidelity Management Trust Company and Pulse Electronics Corporation are related parties of the Plan and are considered party-in-interest transactions.

See accompanying Report of Independent Registered Public Accounting Firm

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SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Electronics Corporation 401(k) Plan (Name of Plan)

Date: June 28, 2012	/s/Drew A. Moyer
Drew A. Moyer
Senior Vice President and Chief Financial Officer Pulse Electronics Corporation

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EXHIBIT INDEX

DOCUMENT

23.	Consent of Independent Registered Public Accounting Firm